Filed pursuant to Rule 433

Registration No. 333-223191

August 11, 2020

HSBC Holdings plc

$2,000,000,000 1.645% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc. (“HSI”)

Senior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Junior Co-Managers:	ICBC Standard Bank Plc Intesa Sanpaolo S.p.A. Lloyds Securities Inc. Natixis Securities Americas LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Structure:	Fixed Rate/Floating Rate Senior Unsecured Notes

Issuer Ratings:*	A2 (negative) (Moody’s) / A- (stable) (S&P) / A+ (negative) (Fitch)

Expected Issue Ratings:*	A2 (Moody’s) / A- (S&P) / A+ (Fitch)

Pricing Date:	August 11, 2020

Settlement Date:	August 18, 2020 (T+5) (the “Issue Date”)

Maturity Date:	April 18, 2026

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$2,000,000,000

Fixed Rate Coupon:	1.645% per annum (the “Initial Interest Rate”), during the Fixed Rate Period (as defined below)

Fixed Rate Benchmark Treasury:	UST 0.250% due July 31, 2025

Fixed Rate Treasury Yield:	0.275%

Fixed Rate Treasury Price:	99-28

Fixed Rate Re-offer Spread:	UST +137 basis points

Floating Rate Pricing Benchmark:	Compounded Daily SOFR

Floating Rate Coupon:	SOFR (as determined on the applicable Interest Determination Date), plus 153.8 basis points per annum (the “Margin”), during the Floating Rate Period (as defined below), subject to the Benchmark Transition Provisions (as defined below).

Fixed Rate Re-offer Yield:	1.645%

Issue Price:	100.000%

Gross Fees:	0.300%

Net Price:	99.700%

Net Proceeds to Issuer:	$1,994,000,000

Interest Pay Frequency:	Semi-annually, during the Fixed Rate Period (as defined below); quarterly, during the Floating Rate Period (as defined below).

Interest Payment Dates:

From (and including) the Issue Date to (but excluding) April 18, 2025 (the “Fixed Rate Period”), interest on the Notes will be payable semi-annually in arrear on April 18 and October 18 of each year, beginning on October 18, 2020 (each, a “Fixed Rate Period Interest Payment Date”). There will therefore be a short first coupon in respect of the period from (and including) the Issue Date to (but excluding) October 18, 2020.

From (and including) April 18, 2025 to (but excluding) the Maturity Date (the “Floating Rate Period”), interest on the Notes will be payable quarterly in arrear on July 18, 2025, October 18, 2025, January 18, 2026 and April 18, 2026 (each, a “Floating Rate Period Interest Payment Date”).

Floating Rate Interest Period:	During the Floating Rate Period, the period beginning on (and including) a Floating Rate Period Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Period Interest Payment Date (each, a “Floating Rate Interest Period”); provided that the first Floating Rate Interest Period will begin on April 18, 2025 and will end on (but exclude) the first Floating Rate Period Interest Payment Date.

Interest Determination Dates:	The second business day preceding the applicable Interest Payment Date (each, an “Interest Determination Date”).

Calculation of the Benchmark:

The “Benchmark” means, initially, Compounded Daily SOFR; provided that if a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Compounded Daily SOFR” means, in relation to a Floating Rate Interest Period, the rate of return of a daily compound interest investment (with SOFR as reference rate for the calculation of interest) during the related Observation Period and will be calculated by the calculation agent on the related Interest Determination Date as follows:

Where:

“d” means, in relation to any Observation Period, the number of calendar days in such Observation Period;

“d0” means, in relation to any Observation Period, the number of USGS Business Days in such Observation Period;

“i” means, in relation to any Observation Period, a series of whole numbers from one to d0, each representing the relevant USGS Business Day in chronological order from (and including) the first USGS Business Day in such Observation Period;

“ni” means, in relation to any USGS Business Day “i” in the relevant Observation Period, the number of calendar days from (and including) such USGS Business Day “i” up to (but excluding) the following USGS Business Day;

“Observation Period” means, in respect of each Floating Rate Interest Period, the period from (and including) the last USGS Business Day falling prior to the Interest Determination Date for the immediately preceding Interest Payment Date to (but excluding) the last USGS Business Day falling prior to the Interest Determination Date for such Floating Rate Interest Period; provided that the first Observation Period shall commence on (and include) the last USGS Business Day falling prior to the day which is two business days prior to the Optional Redemption Date;

“SOFR” means, in relation to any day, the rate determined by the calculation agent in accordance with the following provisions:

(1) the daily Secured Overnight Financing Rate for trades made on such day available at or around the Reference Time on the NY Federal Reserve’s Website;

(2) if the rate specified in (1) above is not available at or around the Reference Time for such day (and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred), the daily Secured Overnight Financing Rate in respect of the last USGS Business Day for which such rate was published on the NY Federal Reserve’s Website;

“SOFRi” means, in relation to any USGS Business Day “i,” in the relevant Observation Period, SOFR in respect of such USGS Business Day; and

“USGS Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association or any successor thereto (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Notwithstanding clauses (1) and (2) of the definition of “SOFR” above, if HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) determine on or prior to the relevant Interest Determination Date that a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to SOFR, then the “Benchmark Transition Provisions” set forth below will thereafter apply to all determinations of the rate of interest payable on the Notes during the Floating Rate Period.

In accordance with and subject to the Benchmark Transition Provisions, after a Benchmark Transition Event and related Benchmark Replacement Date have occurred, the amount of interest that will be payable for each interest period on the Notes during the Floating Rate Period will be determined by reference to a rate per annum equal to the Benchmark Replacement plus the Margin.

“designee” means an affiliate or any other agent of HSBC Holdings.

“NY Federal Reserve’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org (or any successor website).

“Reference Time” means (1) if the Benchmark is Compounded Daily SOFR, for each USGS Business Day, 3:00 p.m. (New York time) on the next succeeding USGS Business Day, and (2) if the Benchmark is not Compounded Daily SOFR, the time determined by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) in accordance with the Benchmark Replacement Conforming Changes.

Benchmark Transition Provisions:	If HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) determine that a Benchmark Transition Event and related Benchmark Replacement Date have occurred prior to the applicable Reference Time in respect of any determination of the Benchmark on any date, the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes during the Floating Rate Period in respect of such determination on such date and all determinations on all subsequent dates; provided that, if HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) are unable to or do not determine a Benchmark Replacement in accordance with the provisions below prior to 5:00 p.m. (New York time) on the relevant Interest Determination Date, the interest rate for the related Floating Rate Interest Period will be equal to the interest rate in effect for the immediately preceding Floating Rate Interest Period or, in the case of the Interest Determination Date prior to the first Floating Rate Period Interest Payment Date, the Initial Interest Rate.

Benchmark Replacement:

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) as of the Benchmark Replacement Date:

(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor (if any) and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

(3) the sum of: (a) the alternate rate of interest that has been selected by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar- denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustments) as the applicable tenor for the then-current Benchmark.

“Relevant Governmental Body” means the Federal Reserve and/or the Federal Reserve Bank of New York (“NY Federal Reserve”), or a committee officially endorsed or convened by the Federal Reserve and/or the NY Federal Reserve or any successor thereto.

Benchmark Replacement Adjustment:

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) as of the Benchmark Replacement Date:

(1)   the spread adjustment (which may be a positive or negative value or zero) that has been (i) selected or recommended by the Relevant Governmental Body or (ii) determined by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) in accordance with the method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body, in each case for the applicable Unadjusted Benchmark Replacement;

(2)   if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)   the spread adjustment (which may be a positive or negative value or zero) that has been selected by HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) giving due consideration to industry-accepted spread adjustments (if any), or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Benchmark Replacement Conforming Changes:	In connection with the implementation of a Benchmark Replacement, HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) will have the right to make changes to (1) any Interest Determination Date, Floating Rate Period Interest Payment Date, Reference Time, business day convention or Floating Rate Interest Period, (2) the manner, timing and frequency of determining the rate and amounts of interest that are payable on the Notes during the Floating Rate Period and the conventions relating to such determination and calculations with respect to interest, (3) rounding conventions, (4) tenors and (5) any other terms or provisions of the Notes during the Floating Rate Period, in each case that HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) determines, from time to time, to be appropriate to reflect the determination and implementation of such Benchmark Replacement in a manner substantially consistent with market practice (or, if HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) decides that implementation of any portion of such market practice is not administratively feasible or determine that no market practice for use of the Benchmark Replacement exists, in such other manner as HSBC Holdings (in consultation, to the extent practicable, with the calculation agent) or HSBC Holdings’ designee (in consultation with HSBC Holdings) determines is appropriate (acting in good faith)) (the “Benchmark Replacement Conforming Changes”). Any Benchmark Replacement Conforming Changes will apply to the Notes for all future Floating Rate Interest Periods.

Benchmark Transition Event:

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)   a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

Benchmark Replacement Date:

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)   in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)   in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

ISDA Fallback Rate:

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (“ISDA”) or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

Notice of Benchmark Replacement:	HSBC Holdings will promptly give notice of the determination of the Benchmark Replacement, the Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes to the trustee, the paying agent, the calculation agent and the noteholders; provided that failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such determination.

Decisions and Determinations:	All determinations, decisions, elections and any calculations made by HSBC Holdings, the calculation agent or HSBC Holdings’ designee for the purposes of calculating the applicable interest on the Notes will be conclusive and binding on the noteholders, HSBC Holdings, the trustee and the paying agent, absent manifest error. If made by HSBC Holdings, such determinations, decisions, elections and calculations will be made in consultation with the calculation agent, to the extent practicable. If made by HSBC Holdings’ designee, such determinations, decisions, elections and calculations will be made after consulting with HSBC Holdings, and HSBC Holdings’ designees will not make any such determination, decision, election or calculation to which HSBC Holdings objects. Notwithstanding anything to the contrary in the Indenture or the Notes, any determinations, decisions, calculations or elections made in accordance with this provision will become effective without consent from the noteholders or any other party.

Agreement with Respect to the Benchmark Replacement:	By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) (i) will acknowledge, accept, consent and agree to be bound by HSBC Holdings’ or HSBC Holdings’ designee’s determination of a Benchmark Transition Event, a Benchmark Replacement Date, the Benchmark Replacement, the Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes, including as may occur without any prior notice from HSBC Holdings and without the need for HSBC Holdings to obtain any further consent from such noteholder, (ii) will waive any and all claims, in law and/or in equity, against the trustee, the paying agent and the calculation agent or HSBC Holdings’ designee for, agree not to initiate a suit against the trustee, the paying agent and the calculation agent or HSBC Holdings’ designee in respect of, and agree that none of the trustee, the paying agent or the calculation agent or HSBC Holdings’ designee will be liable for, the determination of or the failure to determine any Benchmark Transition Event, any Benchmark Replacement Date, any Benchmark Replacement, any Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes, and any losses suffered in connection therewith and (iii) will agree that none of the trustee, the paying agent or the calculation agent or HSBC Holdings’ designee will have any obligation to determine any Benchmark Transition Event, any Benchmark Replacement Date, any Benchmark Replacement, any Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes (including any adjustments thereto), including in the event of any failure by HSBC Holdings to determine any Benchmark Transition Event, any Benchmark Replacement Date, any Benchmark Replacement, any Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes.

Optional Redemption:

The Notes are not redeemable at the option of the noteholders at any time.

HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion on April 18, 2025 (the “Optional Redemption Date”), at a redemption price equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the Optional Redemption Date.

Tax Event Redemption:	HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion upon the occurrence of certain tax events. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Events of Default and Defaults:

The noteholders will not have the right to request the trustee to declare the principal amount and accrued but unpaid payments with respect to the Notes to be due and payable or to accelerate the Notes in the case of non-payment of principal and/or interest on the Notes. Payment of the principal amount of the Notes may be accelerated only upon certain events of a winding-up.

An “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency; or

(ii) an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

In addition to Events of Default, the Indenture also will provide separately for “Defaults.” A Default with respect to the Notes means any one of the following events:

(i) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or (ii) failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

If a Default occurs, the trustee may institute proceedings in England (but not elsewhere) for HSBC Holdings’ winding-up; provided that the trustee may not, upon the occurrence of a Default, accelerate the maturity of any outstanding Notes, unless an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, failure to make any payment in respect of the Notes will not be a Default in respect of the Notes if such payment is withheld or refused:

(i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(ii)  in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 30 days by independent legal advisers acceptable to the trustee;

provided, however, that the trustee may, by notice to HSBC Holdings, require HSBC Holdings to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case HSBC Holdings will forthwith take and expeditiously proceed with such action and will be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence will cease to have effect and the payment will become due and payable on the expiration of the relevant grace period of 30 days after the trustee gives written notice to HSBC Holdings informing it of such resolution.

Notwithstanding any other provision of the Indentures or the Notes, the right of any noteholder to receive payment of the principal of, or interest on, the Notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such noteholder.

Agreement with Respect to the Exercise of UK Bail-in Power:

By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Notes, the Indenture or any other agreements, arrangements or understandings between HSBC Holdings and any noteholder, to be bound by (a) the effect of the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) that may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the Amounts Due; (ii) the conversion of all, or a portion, of the Amounts Due into HSBC Holdings’ or another person’s ordinary shares, other securities or other obligations (and the issue to, or conferral on, the noteholder of such ordinary shares, other securities or other obligations), including by means of an amendment, modification or variation of the terms of the Notes or the Indenture; (iii) the cancellation of the Notes; and/or (iv) the amendment or alteration of the maturity date of the Notes or amendment of the amount of interest payable on the Notes, or the interest payment dates, including by suspending payment for a temporary period; and (b) the variation of the terms of the Notes or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due (as defined below) will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

Moreover, each noteholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Notes.

For these purposes, “Amounts Due” are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts (as defined in the Prospectus Supplement), on, the Notes. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “relevant UK resolution authority” is any authority with the ability to exercise a UK bail-in power.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the UK, relating to the transposition of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended, supplemented or replaced from time to time (the “BRRD”) or otherwise, including but not limited to the Banking Act and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a “regulated entity” is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies or any comparable future definition intended to designate entities within the scope of the UK recovery and resolution regime.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the Borough of Manhattan in the City of New York, New York.

Day Count Convention:	30/360 (following, unadjusted) during the Fixed Rate Period; actual/360 (modified following, adjusted) during the Floating Rate Period.

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

Trustee:	The Bank of New York Mellon, London Branch.

CUSIP:	404280 CJ6

ISIN:	US404280CJ69

*

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or HSBC Securities (USA) Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.